SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated January 16, 2008 regarding the recognition of an impairment charge in the Registrant’s 2007 audited consolidated financial statements in relation to its investments in mobile telecommunications business in Thailand.

1.2	Press release dated January 16, 2008 on the recognition of an impairment charge in the Registrant’s 2007 audited consolidated financial statements in relation to its investments in mobile telecommunications business in Thailand.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement pursuant to Listing Rule 13.09(1)

The Board wishes to inform the shareholders of the Company and investors that it is to recognise an impairment charge in its 2007 audited consolidated financial statements of HK$3,854 million (or approximately US$494 million) and to realise a corresponding deferred tax credit of HK$421 million (or approximately US$54 million) in relation to the Group’s investments in its mobile telecommunications business in Thailand. The Group is expected to report a profit for the year ended 31 December 2007. However, as a result of this impairment charge, the Group is expected to report a loss from continuing operations in the presentation of its 2007 audited consolidated financial accounts.

Shareholders of the Company and investors are reminded to exercise caution when dealing in the shares of the Company pending release of the Company’s 2007 final results on 18 March 2008.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”, together with its subsidiaries, the “Group”) announces that it is to recognise an impairment charge against the full value of all non-current and intangible assets held by the Group in relation to its mobile telecommunications business in Thailand. This impairment charge of HK$3,854 million (or approximately US$494 million) will be recognised, and a corresponding deferred tax credit of HK$421 million (or approximately US$54 million) will be realised, in the Group’s 2007 audited consolidated financial statements.

The Group is expected to report a profit for the year ended 31 December 2007. The profit for the period includes the one-off gain from the sale of the Group’s interests in CGP Investments (Holdings) Limited which will be reported under profit from discontinued operations. However, as a result of this impairment charge, the Group is expected to report a loss from continuing operations in the presentation of its 2007 audited consolidated financial statements. This compares to a profit from continuing operations of HK$341 million for the six months ended 30 June 2007.

The Company expects to announce its audited consolidated financial results for the year ended 31 December 2007 on 18 March 2008 at which time the financial impact which this impairment charge and the related deferred tax credit has on the Group’s full year result will be quantified.

Shareholders of the Company and investors are reminded to exercise caution when dealing in the shares of the Company pending release of the Company’s 2007 final results on 18 March 2008.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON Mr. CHAN Ting Yu (also Alternate to Mr. Dennis Pok Man Lui) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

For reference purpose only, in this announcement an exchange rate of US$1.00: HK$7.7984 is adopted.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 16 January 2008

Exhibit 1.2

Hutchison Telecom Recognises Non-Cash Impairment Charge

Hong Kong, 16 January 2008 - Hutchison Telecommunications International Limited (“Hutchison Telecom”; “the Group”; SEHK:2332; NYSE:HTX) today announced that it is to recognise a non-cash impairment charge of HK$3,854 million (or approximately US$494 million) in its 2007 audited consolidated financial statements in connection with the Group’s investments in its mobile telecommunications business in Thailand. There will be a resulting deferred tax credit of HK$421 million (or approximately US$54 million) arising from this charge.

The Group markets mobile telecommunications services of CAT Telecom Public Company Limited (“CAT”) in 25 provinces covering Bangkok and surrounding provinces and leases to CAT the CDMA network used for that service. The business commenced operations in 2003 providing high-speed multimedia wireless services and has a customer base of 884,000 as at 30 September 2007. In reviewing the prospects for the operations the Board of Directors of Hutchison Telecom formed the view that the carrying value of certain non-current assets is not expected to be recoverable from future operating cash flow of the current business. Under applicable accounting standards the Group has therefore recognised an impairment charge representing the whole of its investment in these non-current assets in Thailand. The Board views this as a strategic step to better position the business within the Hutchison Telecom group.

As a result of the impairment charge the Group is expected to report a loss from continuing operations in the presentation of its 2007 audited consolidated financial statements compared to a profit of HK$341 million reported as at 30 June 2007. Despite this, the Group is expected to report an overall profit for the year 2007 taking into account the one-off gain on the disposal of interest recorded in our interim results for 2007. At the half year 2007, the Group reported a profit after tax of HK$70,843 million.

The impairment charge has no bearing on the implementation of the Group’s non-binding Memorandum of Understanding (“MOU”) with CAT regarding the business reorganisation. As stated in the Group’s 2007 third quarter KPI results announcement, implementation of the MOU remains subject to the execution of formal contracts and applicable government and regulatory approvals.

Hutchison Telecom’s full year results for 2007 are expected to be released on 18 March 2008.

- End -

Note to American Depository Shares holder – Hutchison Telecom’s 2006 annual report on Form 20-F has been filed with the U.S. Securities and Exchange Commission and is available on our website at www.htil.com. A hard copy of the complete audited financial statements for 2006 is also available free of charge upon request to the Company.

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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